                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                             (Amendment No. __)*

                            The Finova Group Inc.
      -------------------------------------------------------------------
                               (Name of Issuer)

                                 common stock
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                  317928109
      -------------------------------------------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 13 pages

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CUSIP No. 317928109              SCHEDULE 13G                 Page 2 of 13 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Iridian Asset Management LLC
     06-1439577

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) / /
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                         5    SOLE VOTING POWER

                              1,645,800
NUMBER OF SHARES
                         6    SHARED VOTING POWER
 BENEFICIALLY
                              0
 OWNED BY EACH
                         7    SOLE DISPOSITIVE POWER
REPORTING PERSON
                              1,645,800
     WITH
                         8    SHARED DISPOSITIVE POWER

                              0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,645,800

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                     / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.98%

12   TYPE OF REPORTING PERSON*

     IA

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 13 pages

CUSIP No. 317928109              SCHEDULE 13G                 Page 3 of 13 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LC Capital Management, LLC
     06-1439578

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) / /
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                         5    SOLE VOTING POWER

                              1,645,800
NUMBER OF SHARES
                         6    SHARED VOTING POWER
 BENEFICIALLY
                              0
 OWNED BY EACH
                         7    SOLE DISPOSITIVE POWER
REPORTING PERSON
                              1,645,800
     WITH
                         8    SHARED DISPOSITIVE POWER

                              0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,645,800

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                     / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.98%

12   TYPE OF REPORTING PERSON*

     HC

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 3 of 13 pages

CUSIP No. 317928109              SCHEDULE 13G                 Page 4 of 13 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CL Investors, Inc.
     65-0722216

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) / /
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida

                         5    SOLE VOTING POWER

                              1,645,800
NUMBER OF SHARES
                         6    SHARED VOTING POWER
 BENEFICIALLY
                              0
 OWNED BY EACH
                         7    SOLE DISPOSITIVE POWER
REPORTING PERSON
                              1,645,800
     WITH
                         8    SHARED DISPOSITIVE POWER

                              0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,645,800

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                     / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.98%

12   TYPE OF REPORTING PERSON*

     HC

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 4 of 13 pages

CUSIP No. 317928109              SCHEDULE 13G                 Page 5 of 13 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David L. Cohen
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) / /
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                         5    SOLE VOTING POWER

                              1,000
NUMBER OF SHARES
                         6    SHARED VOTING POWER
 BENEFICIALLY
                              1,738,500
 OWNED BY EACH
                         7    SOLE DISPOSITIVE POWER
REPORTING PERSON
                              1,000
     WITH
                         8    SHARED DISPOSITIVE POWER

                              1,738,500

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,739,500

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                     / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.32%

12   TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 5 of 13 pages

CUSIP No. 317928109              SCHEDULE 13G                 Page 6 of 13 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Harold J. Levy
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) / /
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                         5    SOLE VOTING POWER

                              2,000
NUMBER OF SHARES
                         6    SHARED VOTING POWER
 BENEFICIALLY
                              1,738,500
 OWNED BY EACH
                         7    SOLE DISPOSITIVE POWER
REPORTING PERSON
                              2,000
     WITH
                         8    SHARED DISPOSITIVE POWER

                              1,738,500

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,740,500

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                     / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.33%

12   TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 6 of 13 pages

Item 1.

(a)  Name of Issuer:                                   The Finova Group Inc.
(b)  Address of Issuer's Principal Executive Offices:  1850 North Central Avenue
                                                       PO Box 2209
                                                       Phoenix, AZ 85002-2209

Item 2.

This statement is being filed on behalf of Iridian Asset Management LLC, LC Capital Management, LLC, CL Investors, Inc., David L. Cohen and Harold J. Levy.

(a)  Name of Person Filing:                  Iridian Asset Management LLC
(b)  Address of Principal Business Office:   276 Post Road West
                                             Westport, CT 06880-4704
(c) Citizenship:                             Delaware
(d)  Title of Class of Securities:           Common Stock
(e) CUSIP Number:                            317928109

(a)  Name of Person Filing:                  LC Capital Management, LLC
(b)  Address of Principal Business Office:   c/o Iridian Asset Management LLC
                                             276 Post Road West
                                             Westport, CT 06880-4704
(c) Citizenship:                             Delaware
(d)  Title of Class of Securities:           Common Stock
(e) CUSIP Number:                            317928109

(a)  Name of Person Filing:                  CL Investors, Inc.
(b)  Address of Principal Business Office:   c/o FMC Group Incorporated
                                             2255 Glades Road, Suite 124A
                                             Boca Raton, FL 33431
(c) Citizenship:                             Florida
(d)  Title of Class of Securities:           Common Stock
(e) CUSIP Number:                            317928109

(a)  Name of Person Filing:                  David L. Cohen
(b)  Address of Principal Business Office:   c/o Iridian Asset Management LLC
                                             276 Post Road West
                                             Westport, CT 06880-4704
(c) Citizenship:                             USA
(d)  Title of Class of Securities:           Common Stock
(e) CUSIP Number:                            317928109

(a)  Name of Person Filing:                  Harold J. Levy
(b)  Address of Principal Business Office:   c/o Iridian Asset Management LLC
                                             276 Post Road West
                                             Westport, CT 06880-4704
(c) Citizenship:                             USA

(d)  Title of Class of Securities:           Common Stock
(e) CUSIP Number:                            317928109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ___ Broker or Dealer registered under Section 15 of the Act
(b) ___ Bank as defined in Section 3(a)(6) of the Act
(c) ___ Insurance Company as defined in section 3(a)(19) of the Act
(d) ___ Insurance Company registered under section 8 of the Investment Company
    Act
(e) X* Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) ___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (section)240.13d-1(b)(ii)(G)
(g) ___ Parent Holding Company, in accordance with (section)240.13d-1(b)(ii)(G)
(h) ___ Group, in accordance with (section)240.13d-1(b)(ii)(H)

*        Includes owners of the Investment Adviser.

Item 4. Ownership.

The following information is provided as of December 31, 1996. The percent of class is based upon 27,508,000 shares of common stock issued and outstanding of the issuer, as reported on its Form 10-Q for the quarter ended September 30, 1996.

For Iridian Asset Management LLC:

(a)      Amount Beneficially Owned:                                                                        1,645,800
(b)      Percent of Class                                                                                      5.98%
(c)      Number of shares as to which such person has:
         (i)      sole power to vote or to direct the vote:                                                1,645,800
         (ii)     shared power to vote or to direct the vote:                                                      0
         (iii)    sole power to dispose or to direct the disposition of:                                   1,645,800
         (iv)     shared power to dispose or to direct the disposition of:                                         0

For LC Capital Management, LLC: The Amount Beneficially Owned being reported by LC Capital Management, LLC includes all 1,645,800 shares owned by Iridian Asset Management LLC which LC Capital Management, LLC, as a member owning 98% of the limited liability company interest of Iridian Asset Management LLC, may be deemed, indirectly, to have ownership, and the power to vote and to dispose of such shares. See Item 8.

(a)      Amount Beneficially Owned:                                                                        1,645,800

(b)      Percent of Class                                                                                      5.98%
(c)      Number of shares as to which such person has:
         (i)      sole power to vote or to direct the vote:                                                1,645,800
         (ii)     shared power to vote or to direct the vote:                                                      0
         (iii)    sole power to dispose or to direct the disposition of:                                   1,645,800
         (iv)     shared power to dispose or to direct the disposition of:                                         0

For CL Investors, Inc.: The Amount Beneficially Owned being reported by CL Investors, Inc. includes all 1,645,800 shares owned by Iridian Asset Management LLC which CL Investors, Inc., as a member owning 96% of the limited liability company interest of LC Capital Management, LLC, may be deemed, indirectly, to have ownership, and the power to vote and to dispose of such shares. See Item 8.

(a)      Amount Beneficially Owned:                                                                        1,645,800
(b)      Percent of Class                                                                                      5.98%
(c)      Number of shares as to which such person has:
         (i)      sole power to vote or to direct the vote:                                                1,645,800
         (ii)     shared power to vote or to direct the vote:                                                      0
         (iii)    sole power to dispose or to direct the disposition of:                                   1,645,800
         (iv)     shared power to dispose or to direct the disposition of:                                         0

For David L. Cohen: The Amount Beneficially Owned being reported by Mr. Cohen includes 92,700 shares owned by First Eagle Fund of America, Inc. which Mr. Cohen, based upon his employment agreement with Arnhold & S. Bleichroeder Advisers, Inc., may be deemed to have ownership, and the power to vote and to dispose, of such shares. See Item 8. Mr. Cohen individually disclaims the beneficial ownership of such shares.

(a)      Amount Beneficially Owned:                                                                        1,739,500
(b)      Percent of Class                                                                                      6.32%
(c)      Number of shares as to which such person has:
         (i)      sole power to vote or to direct the vote:                                                    1,000
         (ii)     shared power to vote or to direct the vote:                                              1,738,500
         (iii)    sole power to dispose or to direct the disposition of:                                       1,000
         (iv)     shared power to dispose or to direct the disposition of:                                 1,738,500

For Harold J. Levy: The Amount Beneficially Owned being reported by Mr. Levy includes 92,700 shares owned by First Eagle Fund of America, Inc. which Mr. Levy, based upon his employment agreement with Arnhold & S. Bleichroeder Advisers, Inc., may be deemed to have ownership, and the power to vote and to dispose, of such shares. See Item 8. Mr. Levy individually disclaims the beneficial ownership of such shares.


(a)      Amount Beneficially Owned:                                                                        1,740,500
(b)      Percent of Class                                                                                      6.33%
(c)      Number of shares as to which such person has:
         (i)      sole power to vote or to direct the vote:                                                    2,000
         (ii)     shared power to vote or to direct the vote:                                              1,738,500
         (iii)    sole power to dispose or to direct the disposition of:                                       2,000
         (iv)     shared power to dispose or to direct the disposition of:                                 1,738,500


Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ________

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

This filing is being made jointly by Iridian Asset Management LLC, LC Capital Management, LLC, CL Investors, Inc., David L. Cohen and Harold J. Levy.

Iridian Asset Management LLC is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

LC Capital Management, LLC owns 98% of the outstanding limited liability company interest of Iridian Asset Management LLC, and may be deemed to have the power to vote and to dispose of the shares owned by Iridian Asset Management LLC.

CL Investors, Inc. owns 96% of the outstanding limited liability company interest of LC Capital Management, LLC, and may be deemed to have the power to vote and to dispose of the shares owned by Iridian Asset Management LLC.

David L. Cohen owns 50% of the outstanding common shares of CL Investors, Inc. and 1% of the outstanding limited liability company interest of Iridian Asset Management LLC. He also is an employee of Arnhold & S. Bleichroeder Advisers, Inc. ("A&SB Advisers"), an investment adviser registered under section 203 of the Investment Advisers Act of 1940. A&SB Advisers acts as the investment adviser to First Eagle Fund of America, Inc., an investment company registered under the Investment Company Act of 1940 ("First Eagle"). To the best of Mr.

Cohen's knowledge, pursuant to the terms of the investment advisory agreement between A&SB Advisers and First Eagle, A&SB Advisors has the authority, for and in the name of First Eagle, to vote and to dispose of shares owned by it. Pursuant to an employment agreement with A&SB Advisers, Mr. Cohen is employed, as is Harold J. Levy, to perform its investment advisory duties and functions with respect to First Eagle. Based upon the terms of his employment agreement, Mr. Cohen may be deemed to have ownership, and the power to vote and to dispose, of the shares owned by First Eagle. Mr. Cohen individually disclaims the beneficial ownership of such shares.

Harold J. Levy owns 50% of the outstanding common shares of CL Investors, Inc. and 1% of the outstanding limited liability company interest of Iridian Asset Management LLC. He also is an employee of A&SB Advisers. A&SB Advisers acts as the investment adviser to First Eagle. To the best of Mr. Levy's knowledge, pursuant to the terms of the investment advisory agreement between A&SB Advisers and First Eagle, A&SB Advisors has the authority, for and in the name of First Eagle, to vote and to dispose of shares owned by it. Pursuant to an employment agreement with A&SB Advisers, Mr. Levy is employed, as is David L. Cohen, to perform its investment advisory duties and functions with respect to First Eagle. Based upon the terms of his employment agreement, Mr. Levy may be deemed to have ownership, and the power to vote and to dispose, of the shares owned by First Eagle. Mr. Levy individually disclaims the beneficial ownership of such shares.

Neither Iridian Asset Management LLC, LC Capital Management, LLC nor CL Investors, Inc. has the power or authority, direct or indirect, to vote or to dispose of any shares owned by First Eagle.

Item 9. Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 3, 1997

                                                IRIDIAN ASSET MANAGEMENT LLC


                                            By: /s/ David L. Cohen
                                                --------------------------------
                                                David L. Cohen, Principal

                                                LC CAPITAL MANAGEMENT, LLC

                                            By: /s/ David L. Cohen
                                                --------------------------------
                                                David L. Cohen, Manager

                                                CL INVESTORS, INC.

                                            By: /s/ Jeffrey M. Elliott
                                                --------------------------------
                                                Jeffrey M. Elliott, President

                                                /s/ David L. Cohen
                                                --------------------------------
                                                David L. Cohen, individually

                                                /s/ Harold J. Levy
                                                --------------------------------
                                                Harold J. Levy, individually